
Mail Stop 3030

May 13, 2016

Thomas Merk
Chief Executive Officer
Rofin-Sinar Technologies Inc.
40984 Concept Drive
Plymouth, MI 48170

      Re: Rofin-Sinar Technologies Inc.
              Preliminary Proxy Statement on Schedule PREM14A
              Filed April 19, 2016
              File No. 000-21377

Dear Mr. Merk:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

The Merger

Background of the Merger, page 28

1.   We note that a press release issued by SilverArrow on April 12, 2016 contains financial analysis of comparable deal premiums, discounted cash flow analysis and other valuation analyses that appear to indicate a higher range of per share merger consideration than the $32.50 in cash per share consideration proposed by Coherent, Inc. Please revise your disclosure to indicate what consideration, if any, the board of directors gave to the valuation analyses included in the April 12, 2016 press release.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Dan Morris, Special Counsel, at (202) 551-3314 with any questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Sheldon Nussbaum, Esq.
        Norton Rose Fulbright US LLP